Exhibit 4.47

AGREEMENT REGARDING THE SALE AND PURCHASE OF BLM LEASE NO. 74855

This Agreement is between ORMAT Nevada, Inc. ("ORMAT") and Nevada Geothermal Power Company ("NGPC"), a Nevada company and wholly owned subsidiary of Nevada Geothermal Power Inc., and defines the transaction under which ORMAT will sell and transfer all its rights and interests in BLM lease (N74855 as attached) at Tipton Hot Springs, in Humboldt County, Nevada, (the "Lease") for a total price of $15,000. Ormat and NGPC wish to proceed in a cooperative or strategic relationship with the goal to successfully develop the Pumpernickel Geothermal Resource (the "Project") using ORMAT's industry leading power conversion technology. The attached lease map and lease define the transaction area and are part of this letter agreement.

1.  ORMAT will prepare and execute the BLM assignment form, which NGPC will promptly file with the BLM, and upon BLM's consent will effect the transfer of the Lease to NGPC. Concurrent with the receipt of the executed assignment from ORMAT, NGPC will pay ORMAT the amount of $15,000 by a company check.

2.  In the event the BLM does not approve the assignment of the Lease within 60 days of their submission, then the parties to this transaction may mutually extend the BLM consent period or cancel the assignment.

3.  ORMAT acknowledges that it has not entered on or conducted any activities or operations on the Lease and has not legally encumbered them, other than the interest retained by one William Ehni ("Ehni"), as attached, and the to the best of ORMAT's knowledge, the Lease is being conveyed to NGPC in the same condition as it was received. NGPC agrees that it is accepting this transfer subject to the Ehni interest.

4. In the event that NGPC determines that the geothermal resource which includes the Lease, will be utilized to support a power project development, NGPC and ORMAT shall negotiate, in good faith, a mutually acceptable definitive agreement for the supply of a geothermal power plant utilizing this resource to be constructed thereon (the "Agreement"). The Agreement will be based on ORMAT's then "most favored customer" price for such a facility. Until ORMAT and NGPC reach an Agreement, NGPC will not engage in negotiations with any other party for the same equipment supply. If NGPC and Ormat have not executed a mutually acceptable Agreement within 90 days of the start of the negotiations, then NGPC may negotiate a similar agreement with any other party. If NGPC receives a bona fide offer for equipment comparable to what ORMAT has offered, NGPC shall inform ORMAT of the main terms (price, performance and delivery) of this offer and ORMAT shall have 30 days to meet said offer and enter into a comparable Agreement. If at the end of this period a mutually acceptable Agreement is not reached, then neither party shall have any obligation to the other with respect to the Project utilizing the Lease. This paragraph 4 shall be binding on NGPC or successors of interest in the Lease.

For NGPC:

For ORMAT:

By: /s/ Brian D. Fairbank            Apr 26/06

By: /s/ Daniel Schochet              4/26/06

Date

Date

Name: Brian D. Fairbank

Name: Daniel Schochet

Title: C. E. O. & President

Title: Vice President